November 30, 2007

Via Federal Express
Sonia Barros, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Baywood International, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 12, 2007
File No. 333-144792

Dear Ms. Barros:

Reference is made to your letter dated October 24, 2007, regarding the above-referenced filing.  Below, we have listed the comments contained in your letter, with our responses to the comments immediately following your comment.  To help expedite your review, enclosed herewith please find two (2) copies of our amended Form SB-2, that have been marked to reflect the changes to the initial filing.  Capitalized terms used but not defined herein have the meanings assigned to them in the amended Form SB-2.

General

1.
We have reviewed your responses to our prior comments.  Given the nature and size of this offering, the offering appears to be a primary offering.  Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

•
file a registration statement for the “resale” offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S-1);

Sonia Barros, Esq.

November 30, 2007

•	identify the selling shareholders as underwriters in the registration statement; and

•	include the price at which the underwriters will sell the securities.

Response:  Subsequent to receipt of your letter, you advised us by telephone that we had the further option to proceed with the Offering on a delayed or continuous basis under Rule 145(a)(1)(x) of the Securities Act, without revising the nature and/or size of the Offering, provided that we exclude as “Selling Securityholders” all affiliates of the Company.  Accordingly, the Form SB-2 has been revised to exclude from the offering all “affiliates” (as such term is defined under Rule 144(a)(1) of the Securities Act) of Baywood or Northeast Securities, Inc., the placement agent for the 2006 Bridge Offering and the 2007 Private Placement (and itself an affiliate of Baywood).  JSH Partners, L.L.P., one of the Selling Securityholders, mistakenly identified itself as an affiliate of the Placement Agent on its original investor questionnaire and has since furnished a second questionnaire disclaiming affiliate status.  JSH Partners is a hedge fund that is managed by its General Partner, JSH Management Group, LLC, of which Jack Harris is the Managing Member.  JSH Partners trades through NES, as well as through a number of other executing brokers.  NES also acts as the payment agent for the management fees payable in full by the fund to its General Partner and provides Mr. Harris with use of an office and other employee benefits.  There is no other relationship between JSH Partners, L.L.P., JSH Management Group, LLC or Mr. Harris, on the one hand, and NES or Baywood, on the other hand.

2.
We note your statement in the registration fee table footnote and throughout the prospectus that the Series I preferred stock is convertible at $0.04 per share and that each 5,000 shares of Series I preferred stock is convertible into 1,250,000 shares of common stock.  This conversion formula is inaccurate as 5,000 shares of Series I preferred stock convertible at $0.04 per share is 125,000 shares of common stock.  Please explain or revise your disclosure.

Response: The Form SB-2 has been revised to add further explanation that the conversion of the Convertible Preferred Stock is based on the Stated Value of $10 per share (for example, 5,000 shares of Convertible Preferred Stock multiplied by $10.00 per share divided by $0.04 equals 1,250,000 shares).  Please see footnote 1 to the Registration Fee table and the second full paragraph on page 6 of the amended Form SB-2.

3.
It appears that the securities you have registered in this registration statement were issued in or are issuable from a series of different transactions, including the private placement of the Series H preferred stock in December 2005, warrants issued in connection with certain indebtedness in 2005 and 2006, the $300,000 private placement in September 2006 which included convertible notes and warrants and the 2007 Private Placement.  Your responses to our comments should address all of these transactions.  In many of your responses to our prior comments, in particular comments 2, 5 and 8, you appear to omit the relevant disclosure for all transactions.  Please review your disclosure as applicable.

Sonia Barros, Esq.

November 30, 2007

Response:  The Form SB-2 has been revised to address all of the transactions associated with all of the Securities being registered in this registration statement.  Please see “Additional Information” beginning on page 73 of the amended Form SB-2.

Comparison of issuer proceeds to potential investor profit

4.
We note your response to our prior comment 5 and reissue that comment in part.  Please provide the amount of the resulting percentage averaged over the term of the convertible preferred, or the term of the notes, as applicable.

Response: The Form SB-2 has been revised to provide for the amount of the resulting percentage averaged over the two-year term of the 10% Notes.  The 12% Bridge Note has been repaid in full and there is no term for the Convertible Preferred Stock.  Please see “Additional Information – Comparison of Issuer Proceeds to Potential Investor Profits” on page 76 of the amended Form SB-2.

Comparison of registered shares to outstanding shares

5.
We note your response to our prior comment 7 and reissue that comment in part.  Please revise your disclosure to explain how you arrived at the 280,918,085 number of shares being registered in the current transaction.

Response:  The Form SB-2 has been revised to explain how Baywood arrived at the 196,653,378 number of shares now being registered.  Please see the footnotes to the Registration Fee Table and “Additional Information – Comparison of Registered Shares to Outstanding Shares” on page 76 of the amended SB-2.

Relationships between the issuer and selling shareholders

6.
We note your response to our prior comment 9 and reissue that comment in part.  Please expand your disclosure to provide a materially complete description of the relationships and arrangements that have existed over the past three years.  For example, please include the maturity date, the principal and interest owed, the amount of shares that were issued upon conversion or exercise, the conversion or exercise price and whether these transactions were part of the series of transactions to which the registration statement relates and if so, which ones.

Sonia Barros, Esq.

November 30, 2007

Response:  the Form SB-2 has been revised to provide for a materially complete description of the relationships and arrangements that have existed over the past three years.  Please see “Certain Relationships and Related Party Transactions” beginning on page 58 of the amended Form SB-2.

The method by which the number of registered shares was determined

7.
We note your response to our prior comment 10 and reissue that comment.  Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  For example, was the registration triggered by registration rights, if so, for how many shares?  Please also revise the selling securityholders table to provide for the additional 40,360,824 shares of common stock you have registered that may become issuable due to antidilution.

Response:  The Form SB-2 has been revised to provide for a description of the method by which Baywood determined the number of shares it seeks to register in connection with this registration statement.  Please see the footnotes to the Selling Securityholders table beginning on page 66 of the amended Form SB-2 and “Shares Eligible for Future Sale – Registration Rights” beginning on page 84 of the amended SB-2.

The Form SB-2 has also been revised to provide for the additional 27,439,961 Anti-Dilution Shares in the Selling Securityholders table beginning on page 66 of the amended SB-2.

If you require any additional information or clarification on any of our responses to your comments, please contact me.

Very truly yours,

Baywood International, Inc.

	By:	/s/ Neil Reithinger
Neil Reithinger, President &
Chief Executive Officer

cc: David I. Schaffer, Esq.